Owners and Executive Officers

Direct Owners & Officers	Indirect Owners

The owners/officers listed below are reported on your firm's Form BD. The displayed information is current as of the previous day. If it is no longer accurate, your firm should amend your Form BD through Web CRD. **Click here to amend Form BD**

Full Legal Name	Title or Status	Title or Status Acquired	Percent Ownership	Control Person	Public Reporting Company
Individual					
FOLEY, KEVIN MICHAEL	PRESIDENT & CEO	02/01/2005	Less than 5%	Yes	No
ANZALONE, THOMAS JOSEPH	CHIEF OPERATIONS OFFICER/PRINCIPAL OPERATIONS OFFICER	06/01/2007	Less than 5%	No	No
PAULSON, KENNETH MICHAEL	CHIEF FINANCIAL OFFICER	01/01/2020	Less than 5%	Yes	No
BOEHMKE, BENJAMIN PATRICK	CHIEF COMPLIANCE OFFICER	05/01/2021	Less than 5%	Yes	No
Domestic Entity					
BGC PARTNERS, L.P.	LIMITED PARTNER	04/01/2008	25% but less than 50%	Yes	No
AQUA SECURITIES HOLDINGS LLC	MAMAGING PARTNER	05/01/2007	Less than 5%	Yes	No
CANTOR FITZGERALD SECURITIES	LIMITED PARTNER	05/01/2007	50% but less than 75%	Yes	No
Foreign Entity					
No Information Available.					